                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-92860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Borg-Warner Automotive, Inc.
        200 South Michigan Avenue
        Chicago, Illinois 60604


REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report.

                              BORG-WARNER AUTOMOTIVE DIVERSIFIED
                              TRANSMISSION PRODUCTS CORPORATION,
                              MUNCIE PLANT LOCAL 287 RETIREMENT
                              INVESTMENT PLAN

                              FINANCIAL STATEMENTS AS OF
                              DECEMBER 31, 1995 AND 1994 AND FOR THE
                              YEAR ENDED DECEMBER 31, 1995 AND
                              SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31,
                              1995 AND INDEPENDENT AUDITORS' REPORT

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
- ------------------------------------------------------------------------------------------
                                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                                           1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1995 and 1994                                                          2

 Statement of Changes in Net Assets Available for Benefits,
   Years Ended December 31, 1995                                                       3

 Notes to Financial Statements,
   Years Ended December 31, 1995 and 1994                                             4-11

SUPPLEMENTAL SCHEDULE:

 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995         12



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Diversified Transmission
Products Corporation, Muncie Plant Local 287
Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan (the "Plan") as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS OF DOLLARS)
- -----------------------------------------------------------------
NET ASSETS                                     1995        1994

INVESTMENT IN MASTER TRUST                   $35,881     $25,456

                                             -------     -------
NET ASSETS AVAILABLE FOR BENEFITS            $35,881     $25,456
                                             =======     =======



See notes to financial statements.

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- ---------------------------------------------------------------------------------
                                                                          1995
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income from Master Trust                                     $ 7,373
Contributions from participants                                           3,384
Contributions from the Company                                            1,312
                                                                        -------
     Total additions                                                     12,069
                                                                        -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participants' withdrawals                                                 1,182
Transfer to other Borg-Warner Automotive, Inc. plans                        420
Miscellaneous expense                                                        42
                                                                        -------
     Total deductions                                                     1,644
                                                                        -------
NET INCREASE                                                             10,425

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                    25,456
                                                                        -------
NET ASSETS AVAILABLE FOR BENEFITS - End of year                         $35,881
                                                                        =======

See notes to financial statements.

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------


1. DESCRIPTION OF PLAN

   Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholder's of its then parent company, Borg-Warner Security Corporation ("BW-Security"). The BW-Security Master Trust (the "Prior Master Trust") was originally established on April 5, 1988 while the Company was a wholly owned subsidiary of BW-Security with eligible employees participating in the Prior Master Trust through the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Local 287, Retirement Investment Plan (the "Plan").

   The Plan was established on January 1, 1987. Effective May 31, 1994, the Prior Master Trust transferred to the Master Trust assets equal to participant balances in the Plan under the Prior Master Trust as of March 31, 1994 pursuant to the Benefits Agreement.

   The Plan is a defined contribution plan under section 401(a) of the Internal Revenue Code designed to provide eligible employees of the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant (the "Muncie Plant"), the Plan sponsor, with systematic savings and tax-advantaged long-term savings for retirement. The Muncie Plant has a Retirement Savings Plan Committee (the "Committee") to oversee the Plan.
   The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan.

   A complete description of the Plan procedures and provisions are contained in the Plan document. Significant Plan features include:

   ELIGIBILITY - Employees of the Muncie Plant, who are covered by the collective bargaining agreement between the Company and UAW Local 287 ("Represented Employees"), may participate in the Plan if they were employed on September 7, 1989 and have attained the earlier of (i) seniority as defined in the collective bargaining agreement, or (ii) one year of vested service with the Muncie Plant.

   PARTICIPANT'S ACCOUNTS - A Represented Employee who elects to participate in the Plan may contribute to the following two accounts:

   Matched Contribution Account - Participants may contribute on a pretax basis from 2-6% of their compensation to this account. The Muncie Plant makes contributions equal to 50% of such participants' contributions.

   Savings Account - Participants may contribute an additional 1-10% of their compensation to this account. No Muncie Plant contributions are made to this account.

   MASTER TRUST - Participants may elect to invest their Matched Contribution Account and Savings Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

      Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

      Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

      Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

      Putnam U.S. Government Bond Fund -   Invests exclusively in
      securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect
      to such securities.   Effective December 29, 1995, the Master Trust
      discontinued this fund as an investment option and participants' investments in this fund were transfered to other participant elected investment options. No balance existed in this fund at December 31, 1995.

      The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

      Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

      Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

      Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

      Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions; (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds under the Master Trust are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:


                                               DECEMBER 31, 1995
                                              NUMBER      NET ASSET
                                                OF          VALUE
                                              UNITS       PER UNIT

   Investment Contracts Fund                4,692,593      $ 1.00
   Putnam Voyager Fund                        832,901       15.34
   Putnam S&P 500 Index Fund                  293,787       13.88
   The George Putnam Fund of Boston           855,413       15.52
   Borg-Warner Automotive, Inc. Stock Fund      9,936       32.00
   Putnam Income Fund                          77,468        7.23




                                               DECEMBER 31, 1994
                                              NUMBER     NET ASSET
                                                OF         VALUE
                                               UNITS      PER UNIT

   Investment Contracts Fund                3,740,277      $ 1.00
   Putnam Voyager Fund                        596,291       11.56
   Putnam S&P 500 Index Fund                  233,535       10.12
   Putnam U.S. Government Bond Fund           521,502       12.20
   The George Putnam Fund of Boston           471,527       12.93


   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Muncie Plant contributions vest 100% upon completion of five years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Muncie Plant on that date.

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from the Matched Contribution Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Matched Contribution Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contract Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the years ended December 31, 1995 and 1994. The Investment Contracts Fund is fully benefit responsive. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the Plan does not record benefits payable to participants who have withdrawn from the plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

   RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3. TAX STATUS

   The Plan obtained a determination letter on September 29, 1995 in which the Internal Revenue Service determined that the Plan was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Fair value of Plan investments in the Master Trust as of December 31, 1995 and 1994, investment income from Master Trust, contributions from participants' contributions from the Company, and participants' withdrawals are as follows:

                                                                                                     DECEMBER 31,
                                                                                                  1995         1994
Fair value of Plan investments in Master Trust (in thousands):

 Investment Contracts Fund                                                                      $ 4,693*     $ 3,740*
 Putnam Voyager Fund                                                                             12,777*       6,894*
 Putnam S&P 500 Index Fund                                                                        4,078*       2,363*
 Putnam U.S. Government Bond Fund                                                                              6,362*
 The George Putnam Fund of Boston                                                                13,276*       6,097*
 Borg-Warner Automotive, Inc. Stock Fund                                                            318
 Putnam Income Fund                                                                                 560
 Loan Fund                                                                                          144
 Pending Account                                                                                     35
                                                                                                -------      -------
Total                                                                                           $35,881      $25,456
                                                                                                =======      =======

*Represents 5% or more of plan assets.

Investment Income from Master Trust, for the year ended December 31, 1995 (in thousands):
 Investment Contracts Fund                                                                       $  290
 Putnam Voyager Fund                                                                              3,143
 Putnam S&P 500 Index Fund                                                                          947
 Putnam U.S. Government Bond Fund                                                                   967
 The George Putnam Fund of Boston                                                                 2,001
 Borg-Warner Automotive, Inc. Stock Fund                                                             14
 Putnam Income Fund                                                                                   7
 Loan Fund                                                                                            4
                                                                                                 ------
Total                                                                                            $7,373
                                                                                                 ======


Contributions from participants, for the year-ended December 31, 1995 (in thousands):
 Investment Contracts Fund                                                                      $   488
 Putnam Voyager Fund                                                                              1,018
 Putnam S&P 500 Index Fund                                                                          390
 Putnam U.S. Government Bond Fund                                                                   380
 The George Putnam Fund of Boston                                                                 1,098
 Borg-Warner Automotive, Inc. Stock Fund                                                              7
 Putnam Income Fund                                                                                   3
                                                                                                -------
Total                                                                                           $ 3,384
                                                                                                =======

Contributions from the Company for the year-ended December 31, 1995 (In thousands):
 Investment Contracts Fund                                                                                    $  189
 Putnam Voyager Fund                                                                                             373
 Putnam S&P 500 Index Fund                                                                                       153
 Putnam U.S. Government Bond Fund                                                                                148
 The George Putnam Fund of Boston                                                                                446
 Borg-Warner Automotive, Inc. Stock Fund                                                                           2
 Putnam Income Fund                                                                                                1
                                                                                                              ------
Total                                                                                                         $1,312
                                                                                                              ======

Paricipants' withdrawals, for the year-ended December 31, 1995 (in thousands):
 Investment Contracts Fund                                                                                    $  158
 Putnam Voyager Fund                                                                                             224
 Putnam S&P 500 Index Fund                                                                                        64
 Putnam U.S. Government Bond Fund                                                                                415
 The George Putnam Fund of Boston                                                                                321
                                                                                                              ------
Total                                                                                                         $1,182
                                                                                                              ======

5.   MASTER TRUST

   The plans participating in the Master Trust are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 and 1994 is as follows:


                                                        PERCENT OF MASTER TRUST NET ASSETS
                                                                DECEMBER 31, 1995
               --------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT    PUTNAM      PUTNAM     THE GEORGE       BORG-WARNER        PUTNAM
   OF          CONTRACTS     VOYAGER    S&P 500      PUTNAM FUND    AUTOMOTIVE, INC.    INCOME    LOAN      PENDING        TOTAL
  PLAN            FUND        FUND     INDEX FUND      OF BOSTON      STOCK FUND         FUND     FUND      ACCOUNT        PLAN
BWARSP          26.94%        20.70%       8.10%          19.68%          3.37%           0.77%    0.73%      0.11%         80.40%

IRSP             1.72          1.28        0.48            1.20           0.42            0.01     0.06       0.00           5.17

DRSP             0.50          0.42        0.08            0.37           0.13            0.00     0.01       0.00           1.51

BRSP             0.23          0.21        0.09            0.23           0.08            0.00     0.01       0.00           0.85

MRSP             0.09          0.31        0.13            0.32           0.07            0.00     0.04       0.00           0.96

MRIP             1.41          3.84        1.23            3.99           0.10            0.17     0.04       0.01          10.79

SHSP             0.02          0.02        0.01            0.03           0.02            0.00     0.00       0.00           0.10

CRSP             0.01          0.02        0.02            0.02           0.01            0.00     0.00       0.00           0.08

RRSP             0.01          0.03        0.01            0.02           0.03            0.00     0.00       0.00           0.10

PRSP             0.01          0.01        0.01            0.01           0.00            0.00     0.00       0.00           0.04
                -----         -----       -----           -----           ----            ----     ----       ----         ------
Total by
  fund          30.94%        26.84%      10.16%          25.87%          4.23%           0.95%    0.89%      0.12%        100.00%
                =====         =====       =====           =====           ====            ====     ====       ====         ======





                                                 PERCENT OF MASTER TRUST NET ASSETS
                                                          DECEMBER 31, 1994
             ----------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT     PUTNAM       PUTNAM       PUTNAM U.S.     THE GEORGE      BORG-WARNER
   OF          CONTRACTS      VOYAGER     S&P 500       GOVERNMENT     PUTNAM FUND    AUTOMOTIVE, INC.    LOAN    PENDING   TOTAL
  PLAN            FUND         FUND      INDEX FUND      BOND FUND      OF BOSTON        STOCK FUND       FUND    ACCOUNT    PLAN
BWARSP              33.61%       16.99%      6.92%          3.52%           17.63%         3.16%          0.82%    0.01%    82.66%
IRSP                 1.97         1.01       0.38           0.18             0.92          0.35           0.06     0.01      4.88
DRSP                 0.54         0.30       0.06           0.03             0.28          0.11           0.01     0.00      1.33
BRSP                 0.25         0.13       0.08           0.04             0.17          0.07           0.00     0.00      0.74
MRSP                 0.08         0.16       0.09           0.09             0.11          0.08           0.02     0.00      0.63
MRIP                 1.43         2.64       0.91           2.44             2.34          0.00           0.00     0.00      9.76
                    -----        -----       ----           ----            -----          ----           ----     ----    ------
Total by
  fund              37.88%       21.23%      8.44%          6.30%           21.45%         3.77%          0.91%    0.02%   100.00%
                    =====        =====       ====           ====            =====          ====           ====     ====    ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and 1994 and components of investment income for the Master Trust for the year ended December 31, 1995 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.

                                                                 DECEMBER 31
                                                              1995        1994
Fair value of investments (in thousands):
  Investment Contracts Fund                                $102,880      $98,800
  Putnam Voyager Fund                                        89,247       55,395
  Putnam S&P 500 Index Fund                                  33,768       21,994
  Putnam U.S. Government Bond Fund                                0       16,452
  The George Putnam Fund of Boston                           86,070       55,935
  Borg-Warner Automotive, Inc. Stock Fund                    14,053        9,804
  Putnam Income Fund                                          3,204
  Loan Fund                                                   2,971        2,364
  Pending Account                                               422           46
                                                           --------    ---------
  Total                                                    $332,615     $260,790
                                                           ========    =========





                                                                            YEAR ENDED DECEMBER 31, 1995
                                                           NET APPRECIATION
                                                            IN FAIR VALUE         DIVIDEND         INTEREST
                                                            OF INVESTMENTS         INCOME          INCOME
                                                            --------------        -------          --------
Investment Income (in thousands):
  Investment Contracts Fund                                                         $6,829
  Putnam Voyager Fund                                         $   19,172             4,634
  Putnam S&P 500 Index Fund                                        8,460                 1
  Putnam U.S. Government Bond Fund                                 1,236             1,191
  The George Putnam Fund of Boston                                11,609             5,659
  Borg-Warner Automotive, Inc. Stock Fund                          2,837               558
  Putnam Income Fund                                                  60                28
  Loan Fund                                                                              0            $186
  Pending Account                                                      0                12
                                                                 -------           -------            ----

  Total                                                          $43,374           $18,912            $186
                                                                 =======           =======            ====



                                    *****

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

ITEM 27a- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- ---------------------------------------------------------------------------------------
                                                                  COST
          DESCRIPTION                                          (ESTIMATED)    MARKET
INVESTMENT IN MASTER TRUST                                      $ 31,041     $ 35,737

LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest from
9% to 10% maturing September 1996 through December 2000)             144          144
                                                                --------     --------
TOTAL                                                           $ 31,185     $ 35,881
                                                                ========     ========


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION MUNCIE PLANT LOCAL 287 RETIREMENT INVESTMENT PLAN


Date: June 28, 1996   SIGNATURE            TITLE


               By:/s/ ROBIN J. ADAMS       Retirement Savings Plan Committee
Member
                      Robin J. Adams


                  /s/ WILLIAM C. CLINE     Retirement Savings Plan Committee
Member
                      William C. Cline


                  /s/ GERALDINE KINSELLA   Retirement Savings Plan Committee
Member
                      Geraldine Kinsella


                  /s/ REGIS J. TRENDA      Retirement Savings Plan Committee
Member
                      Regis J. Trenda

                                EXHIBIT INDEX


Exhibit Number                                   Page

(23.1) Consent of Deloitte & Touche LLP